Exhibit 12.1

Nason, Yeager, Gerson, Harris & Fumero, P.A.

3001 PGA Blvd., Suite 305

Palm Beach Gardens, FL 33410

August 25, 2022

MHHC Enterprises, Inc.

400 Union ST SE

STE 200

Olympia, WA 98501

Attention: Frank Hawley, CEO

Dear Mr. Hawley:

You have requested our opinion with respect to certain matters in connection with the offer and sale (the “Offering”) by MHHC Enterprises, Inc., a Nevada corporation (the “Company”) of up to 100,000,000 units (the “Units”) with each Unit consisting of two shares of the Company’s common stock, par value $0.001 per share (such shares, collectively, the “Shares”) and one accompanying warrant to purchase one share common stock (such shares, collectively, the “Warrant Shares”) at an exercise price of $0.25 per share (the “Warrants”) pursuant to the Company’s Offering Circular on Form 1-A, as amended (the “Offering Circular”) to be filed with the Securities and Exchange Commission (the “Commission”). The Shares and accompanying Warrants contained in the Units are immediately separable and are issued separately, but are being purchased together in the Offering.

In connection with this opinion, we have examined such documents and such matters of fact and law as we have deemed necessary as a basis for this opinion, including, but not limited to, (i) the Company’s Articles of Incorporation; (ii) the Company’s Bylaws; (iii) the Warrant Agent Agreement and form of Warrant Certificate, and (iv) certain resolutions of the Board of Directors of the Company. As to various questions of fact material to this opinion, we have relied upon documents supplied by officers, directors and other representatives of the Company and documents furnished to us by the Company without independent verification of their accuracy. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

The opinions expressed herein are limited to Chapter 78 of the Nevada Revised Statutes, as currently in effect, and we express no opinion as to the effect of any other law of the State of Nevada or the laws of any other jurisdiction.

Subject to the foregoing and in reliance thereon, it is our opinion that:

(i) the Shares, when issued and delivered against payment of the consideration in the Offering, will be validly issued, fully paid, and non-assessable;

(ii) the Warrants, when issued and delivered against payment of the consideration in the Offering, will constitute valid and binding obligations of the Company; and

(iii) when the Warrant Shares initially issuable upon exercise of the Warrants have been issued by the Company against payment therefor in the circumstances contemplated by the Warrants, the Warrant Shares will be validly issued, fully paid and nonassessable.

This opinion is being furnished to you for filing as an exhibit to the Offering Circular. We hereby consent to the filing of this opinion as Exhibit 12.1 to the Offering Circular.

This opinion is limited to the matters stated in this letter, and no opinion may be implied or inferred beyond the matters expressly stated in this letter. This opinion is given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in the law, including judicial or administrative interpretations thereof, that occur which could affect the opinions contained herein.

Very truly yours,

/s/ Nason, Yeager, Gerson, Harris & Fumero, P.A.
Nason, Yeager, Gerson, Harris & Fumero, P.A.